ENDEAVOUR SILVER CORP.
301-700 West Pender Street
Vancouver, B.C.
V6C 1G8

MANAGEMENT INFORMATION CIRCULAR

As at May 2, 2008
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of ENDEAVOUR SILVER CORP. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at a nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Annual General Meeting (the “Meeting”) may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the office of Computershare Trust Company, Proxy Department, or to the registered office of the Company, #1040 - 999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters, which may properly come before the Meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Shares registered in their own names. These shareholders (“Beneficial Shareholders”) should note that only proxies deposited by persons whose names appear on the register of shareholders of the Company (“Registered Shareholders”) can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the name of the shareholder on the Company’s Central Securities Register. Such shares will, more likely, be registered under the name of the shareholder’s broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to Broadridge or to vote their Shares by telephone. A Beneficial Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with Broadridge, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT’S DISCUSSION
AND ANALYSIS & ADDITIONAL INFORMATION

Please note that the figures in this Information Circular are in Canadian dollars unless otherwise indicated.

The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the year ended December 31, 2007 (the “Financial Statements”), including the accompanying notes and the auditor’s report will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A security holder may contact the Company to request copies of the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint KPMG LLP, Chartered Accountants, of 9th floor, 777 Dunsmuir Street, P.O. Box 10426, Pacific Centre, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value (the "Common Shares"). 49,030,146 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed May 2, 2008 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there is no person beneficially owning, directly or indirectly, or exercising control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(4)
Bradford J. Cooke British Columbia, Canada	CEO and Director of Endeavour Silver Corp., CEO and Director of Canarc Resource Corp.	Chairman since February 24, 2005; President from July 25, 2002 to February 23, 2005; Director since July 25, 2002	1,238,350
Godfrey J. Walton British Columbia, Canada	President, G.J. Walton & Associates Ltd. and Director, President and COO of Endeavour Silver Corp.	President and COO since February 24, 2005; Director since July 25, 2002	178,300
Mario D. Szotlender(3) Caracas, Venezuela	Businessman	Director since July 25, 2002	69,200
Leonard Harris Colorado, U.S.A.	Retired, and Director of Solitario Resources Corp., Cardero Resources Corp., Alamos Gold Inc., Canarc Resource Corp., Sulliden Exploration Inc., IMA Exploration Inc., Indico Resources Ltd., Aztec Metals Corp., Golden Arrow Resources Corp.	Director since July 24, 2003	10,000
Geoffrey A. Handley(3) New South Wales, Australia	Past Executive VP Strategic Development, Placer Dome Inc., Director of Eldorado Gold Ltd., Pan Australian Resources Limited, Boart Longyear Limited, Oryx Mining and Exploration Ltd.	Director since June 14, 2006	Nil

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(4)
Rex J. McLennan(3) British Columbia, Canada	Chief Financial Officer of Viterra
Inc., Past Chief Financial Officer
and Executive Vice President of
2010 Vancouver Olympics
Organizing Committee, Past Chief
Financial Officer & Executive Vice
	President of Placer Dome Inc.	Director since June 12, 2007	Nil

(1)	The term of office of the directors will expire at the Company’s Annual General Meeting in 2009.

(2)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3)	Member of Audit Committee.

(4)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)	"Named Executive Officers" or “NEOs” means the following individuals:

(i) each CEO;
(ii) each CFO;
(iii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)	“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non- subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)	“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended December 31, 2007, the Company had four Named Executive Officers (for the purposes of applicable securities legislation), namely Bradford J. Cooke, the Chairman and CEO; Godfrey Walton, President and Chief Operating Officer (“COO”); Philip Yee, CFO from June 2, 2005 - May 4, 2007; and John Watkins, CFO from May 4, 2007 – January 25, 2008.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers. Note that the Company’s fiscal year end was changed from February 28/29 to December 31, commencing with December 31, 2005.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year or Fiscal Period (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)(3)	Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restrictions ($)(2)	LTIP payouts ($)	All Other Compensation ($)(4)
Bradford J Cooke, Chairman and CEO	12/2007 12/2006 12/2005 2005	$252,000(16) $99,207 $98,470 $118,785	$98,800 0 0 $1000	$9,437 $4,000 $3,333 Nil	200,000(14) 200,000(12) 228,000(9) 120,000(5)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Godfrey Walton, President and COO	12/2007 12/2006 12/2005 2005	$230,400(8) $177,600(8) $120,000(8) $76,200(8)	$94,800 0 0 $1000	$7,500 $4,000 $3,333 Nil	200,000(14) 200,000(12) 233,000(10) 280,000(6)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Philip Yee, CFO	12/2007 12/2006 12/2005 2005	Nil $97,309 $65,940 $61,454	$61,700 0 0 $1000	Nil Nil Nil Nil	Nil 150,000(12) 165,000(11) 80,000(7)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
John Watkins, CFO	12/2007 12/2006 12/2005 2005	$139,628 N/A(13) N/A(13) N/A(13)	N/A N/A N/A N/A	$576 N/A N/A N/A	150,000(15) N/A N/A N/A	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:	(1)

March 1 to February 28/29. Note that the Company’s financial year end was changed from February 28/29 to December 31, commencing with the financial period ended December 31, 2005 and therefore the figures for the years indicated above are for the financial years ended December 31, 2007, December 31, 2006, December 31, 2005 and February 28, 2005

(2)

Includes the dollar value (net of consideration paid by the NEO) calculated by multiplying the closing market price of the Company’s freely trading shares on the date of grant by the number of stock or stock units awarded.

	(3)	Perquisites and other personal benefits, securities or property for the three most recently completed financial years do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus.
(4)

Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

	(5)	The 120,000 options were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009.
(6)

Of the 280,000 options, 80,000 were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009, and 200,000 were granted on February 1, 2005, exercisable at $1.60 per share on or before February 1, 2010.

	(7)	The 80,000 options were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009.
	(8)	Consulting fees paid to a company owned by the Director.
(9)

80,000 options were granted on March 22, 2005, exercisable at $2.52 per share on or before March 22, 2010, and 148,000 were granted on September 7, 2005, exercisable at $2.35 per share on or before September 7, 2010.

	(10)	233,000 options were granted on September 7, 2005, exercisable at $2.35 per share on or before September 7, 2010.
(11)

60,000 options were granted on March 22, 2005, exercisable at $2.52 per share on or before March 22, 2010, and 105,000 were granted on September 7, 2005, exercisable at $2.35 per share on or before September 7, 2010.

(12)	These options were granted on June 15, 2006, exercisable at $2.85 per share on or before June 15, 2011.
(13)	The Named Executive Officer was not an officer during these years. He was appointed CFO on May 4, 2007 and resigned on January 25, 2008.
(14)	These options were granted on June 14, 2007, exercisable at $4.89 per share on or before June 14, 2017.
(15)

Of these options, 100,000 were granted on January 8, 2007 and were exercisable at $4.08 per share on or before January 8, 2012 and 50,000 were granted on June 14, 2007 and were exercisable at $4.89 per share on or before June 14, 2017. John Watkins resigned as CFO of the Company, effective January 25, 2008 and his stock options were cancelled following his resignation.

(16)	Of the total salary paid, $120,987 was recovered for services provided to a related party.

Options and SARs

The following table sets forth details of incentive stock options granted to the Named Executive Officers during the most recently completed financial year:

Named Executive Officers	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period (1)	Exercise or Base Price ($/Security )	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bradford J. Cooke	200,000	11.87%	$4.89	0	June 14, 2017
Godfrey Walton	200,000	11.87%	$4.89	0	June 14, 2017
John Watkins	100,000	5.93%	$4.08	0	January 8, 2007
John Watkins	50,000	2.97%	$4.89	0	June 14, 2017

(1)	Reflected as a percentage of the total number of options granted to purchase common shares (1,685,000) during the Financial Period.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Dec. 31, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money(1) Options/SARs at Dec. 31, 2007 ($) Exercisable/ Unexercisable
Bradford Cooke	Nil	Nil	688,000 Exercisable/ Nil Unexercisable	$695,400 Exercisable/ $Nil Unexercisable
Godfrey Walton	Nil	Nil	753,000 Exercisable/ Nil Unexercisable	$829,450 Exercisable/ $Nil Unexercisable
John Watkins	Nil	Nil	150,000 Exercisable/ Nil Unexercisable	$Nil Exercisable/ $Nil Unexercisable
Phillip Yee	5,000	$23,000	350,000 Exercisable/ Nil Unexercisable	$481,450 Exercisable/ $Nil Unexercisable

(1)	"In-the-money" means the excess of the market value of the common shares of the Company on December 31, 2007 ($3.80) over the base price of the options.
(2)	"Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Option and SAR Repricings

There was no downward re-pricing of incentive stock options with respect to any of the Named Executive Officers during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

John D. Watkins was appointed CFO of the Company effective May 4, 2007 and was employed under the terms of an employment contract that provided for, amongst other things, an annual base salary of Cdn$200,000. Mr. Watkins resigned effective January 25, 2008. In addition, during the fiscal period ending December 31, 2007, the Company entered into an employment agreement with each of the Company’s CEO and the Company’s COO, through the COO’s wholly-owned management company, G.J. Walton & Associates Ltd.

The employment agreement with the CEO was entered into effective January 1, 2007 and was renewed, effective January 1, 2008. The employment agreement, as renewed January 1, 2008 provides for certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Company. The CEO is entitled to receive, as severance compensation in the event he is terminated without cause, severance pay equal to 12 months of annual base salary at the time of termination, plus the amount of the previous year’s annual bonus, plus the cash equivalent of his accrued vacation pay, and the executive officer’s stock options will remain in good standing for 12 months. If the executive officer leaves of his own accord, he must give 3 months notice to the Company and will be entitled to severance equal to 3 months of annual base salary, the pro rata amount of the previous year’s annual bonus, the pro rata cash equivalent of his accrued vacation pay, plus his stock options will remain in good standing for 3 months. If the executive officer is terminated within 6 months of a change in control of the Company, or a change of strategy or city from which the Company carries on business, then he will be entitled to severance pay equal to 24 months of annual base salary, plus the amount of the previous 2 years annual bonuses, the cash equivalent of 2 years’ vacation pay, and his stock options will remain in good standing for 12 months.

The employment agreement with the COO was entered into effective January 1, 2007 and was renewed, effective January 1, 2008. The employment agreement, as renewed January 1, 2008 provides for certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Company. The COO is entitled to receive, as severance compensation in the event he is terminated without cause, severance pay equal to 12 months of annual base salary at the time of termination, plus the amount of the previous year’s annual bonus, plus the cash equivalent of his accrued vacation pay, and the executive officer’s stock options will remain in good standing for 12 months. If the executive officer leaves of his own accord, he will be entitled to severance equal to 3 months of annual base salary, the pro rata amount of the previous year’s annual bonus, the pro rata cash equivalent of his accrued vacation pay, plus his stock options will remain in good standing for 3 months. If the executive officer is terminated within 6 months of a change in control of the Company, or a change of strategy or city from which the Company carries on business, then he will be entitled to severance pay equal to 24 months of annual base salary, plus the amount of the previous 2 years annual bonuses, the cash equivalent of 2 years’ vacation pay, and his stock options will remain in good standing for 12 months.

Composition of Compensation Committee

The Company’s executive compensation program is overseen by the Compensation Committee which was established, along with the adoption of the Compensation Committee Charter, on October 31, 2006. The Compensation Committee is made up of the following individuals, all of whom are ‘independent’ as defined by Multilateral Instrument 52-110 Audit Committees:

  Geoffrey Handley (Chairman of Compensation Committee)
  Leonard Harris
  Mario Szotlender

Report on Executive Compensation

The Compensation Committee is guided by the Compensation Committee Charter, some of the primary Committee responsibilities and duties which are as follows:

1.	review and assess the adequacy of the Charter annually;
2.	review the adequacy and form of compensation of senior management;
3.	review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;
4.	review the performance of the Corporation’s senior management;
5.	review and approve the corporate goals and objectives relevant to CEO, President and CFO and other senior officer’s compensation;
6.	review and make recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of senior management;
7.	oversee the administration of the Corporation’s employee stock option plan;
8.	report to the Board of Directors on all other matters and recommendations made by the Compensation Committee; and
9.	follow the process established by it for all committees of the Board for assessing the performance of the Committee.

The Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the

Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Committee approves ranges for base salaries for senior management of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each such employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.

Bonus

The Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Committee oversees the administration of the Company’s Stock Option Plan. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 S&P/TSX Composite Total Return Index Value for the period commencing

February 28, 2004 and ending December 31, 2007.

Chart 1 Comparison of Total Shareholder Return on Common Shares
of the Company and the Toronto Stock Exchange S&P/TSX Composite Total Return Index Value
(based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

Compensation of Directors

During the Financial Period, compensation was paid by the Company to the directors of the Company for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)	as consultants or experts

as set forth below and as otherwise herein disclosed.

During the Financial Period, compensation was paid by the Company to the directors of the Company for Board participation. A Directors’ Compensation Plan was put into place August 14, 2004 and amended on June 13, 2007 and includes paying each Director $2,000 per financial quarter with $500 paid per meeting per director and $1,000 per meeting for each committee chair. As well, a yearly salary was paid by the Company to the CEO, President and the CFO.

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options. During the Financial Period the Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of ten years from the date of grant as follows:

(a)	on June 14, 2007, an aggregate of 800,000 common shares at $4.89 per share. These incentive stock options are exercisable for a term of 10 years from the date of grant.

Directors’ and Officers’ Liability Insurance

The Company has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company. The approximate amount of the premiums charged in respect of the policy on account of directors’ and officers’ liability, which came into force in April of 2005, was US$114,425 per annum. The aggregate amount of coverage under the policies is US$10,000,000 subject to retentions depending on the type of claim made. Great American Insurance Company provides the coverage for the initial US$5,000,000 and ACE INA Insurance provides US$5,000,000 in director’s and officer’s excess liability coverage.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company’s Employee Incentive Stock Option Plan (the “Plan”) which was previously approved by the shareholders at the Company’s Annual and Special General Meeting held on August 2, 2005. The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is overseen by the Compensation Committee and administered by the board of directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 6,768,000 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,089,400	$3.28	577,100
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,089,400		577,100

INCENTIVE STOCK OPTION PLAN

(a) Summary of General Requirements

The Company’s current incentive stock option plan (the “Plan”) was created by the Company in 2006 and approved by the shareholders at the Company’s Annual and Special General Meeting held on June 14, 2006. As at May 2, 2008, incentive stock options to purchase up to a total of 4,368,400 common shares are outstanding (8.91% of the Company’s current issued and outstanding share capital).

The Plan is administered by the board of directors and was instituted to attract, retain and motivate directors, officers, employees and contractors of the Company who are, in the judgement of the board of directors, of special value to the Company. The objective of the Plan is to provide for and encourage ownership of common shares of the Company by these individuals so that they may increase their stake in the Company and benefit from increases in the value of the common shares of the Company. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

AMENDMENT OF STOCK OPTION PLAN

At the Company’s Annual General and Special General Meeting held June 14, 2006, shareholder approval was received for the Plan and approved the issuance of up to 6,768,000 shares under the Plan. This year, the shareholders’ approval is sought on, and the board of directors recommends the approval of, a resolution to reset the Closing Reserve Balance of the Plan by increasing the number of shares reserved for issuance under the Plan from 6,768,000 to 9,800,0000 (approximately 20% of the current issued and outstanding capital of the Corporation)

or such lesser number as may be required by the TSX. At no time will more than 9,800,000 shares be under option pursuant to the Plan. At no time will more than approximately 4,900,000, shares, or 10% of the Company’s issued and outstanding capital, be under option to “insiders” under to the Plan (as defined under the Securities Act (British Columbia)). All other terms of the Plan remain as previously approved by the shareholders of the Corporation at the Annual and Special General Meeting held June 14, 2006.

(b) Granting of Options

During the most recently completed financial year (January 1, 2007 to December 31, 2007) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
John Watkins	Jan. 8, 2007	100,000	Nominal	$4.08	Jan. 8, 2012
Barry Devlin	May 2, 2007	100,000	Nominal	$5.54	May 2, 2012
Bradford Cooke	June 14, 2007	200,000	Nominal	$4.89	June 14, 2017
Godfrey Walton	June 14, 2007	200,000	Nominal	$4.89	June 14, 2017
Leonard Harris	June 14, 2007	100,000	Nominal	$4.89	June 14, 2017
Geoffrey Handley	June 14, 2007	100,000	Nominal	$4.89	June 14, 2017
Mario Szotlender	June 14, 2007	100,000	Nominal	$4.89	June 14, 2017
Rex McLennan	June 14, 2007	100,000	Nominal	$4.89	June 14, 2017
David Drips	June 14, 2007	100,000	Nominal	$4.89	June 14, 2017
John Watkins	June 14, 2007	50,000	Nominal	$4.89	June 14, 2017
Stewart Lockwood	June 14, 2007	40,000	Nominal	$4.89	June 14, 2017
Mike Rasmussen	June 14, 2007	40,000	Nominal	$4.89	June 14, 2007
David Howe	Nov. 2, 2007	100,000	Nominal	$4.00	Nov. 2, 2012

TOTAL		1,330,000

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

The following are particulars of incentive stock options exercised (or cancelled in lieu of share appreciation rights(SAR shares)) by the directors and other insiders of the Company during the Financial Period, based on information furnished to the Company by the nominees:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
10,000	$0.66	June 11, 2007	$4.89	$42,300
5,000	$0.66	July 31, 2007	$5.26	$23,000
40,000	$1.60	March 23, 2007	$5.01	$136,400
40,000	$2.55	February 12, 2007	$5.10	$102,000
90,000	$2.35	February 16, 2007	$5.44	$278,100
50,000	$2.85	February 16, 2007	$5.44	$129,500
100,000	$2.85	May 14, 2007	$5.67	$282,000

(1)	Aggregate net value represents the market value at the date of exercise less the exercise price.

(d)	Summary of Number of Securities under Option

In summary:

(i)

incentive stock options to purchase a total of 1,685,000 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 1,330,000 common shares were granted to insiders.

(ii)

as at the date hereof, incentive stock options to purchase up to a total of 4,368,400 common shares are outstanding (8.91% of the Company’s current issued and outstanding share capital), of which options to purchase up to a total of 2,836,000 shares pertain to insiders (5.78% of the Company’s current issued and outstanding share capital); and

(iii)

As at May 2, 2008, the Closing Reserve Balance of the Plan was incentive stock options to purchase up to a total of 4,622,500 common shares are outstanding (9.43% of the Company’s current issued and outstanding share capital).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means:

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries.

AUDIT COMMITTEE

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) became applicable to all issuers listed on the Toronto Stock Exchange after July 1, 2005. Accordingly, as disclosed in its Annual and Special General Meeting materials in respect of the Company meeting held August 2, 2005, the Company adopted an Audit Committee Charter. Effective March 17, 2008, MI 52-110 was rescinded and replaced by National Instrument 52-110 Audit Committees (“NI 52-110). NI 52-110 requires that every issuer disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor. A copy of the Information Circular relating to the aforesaid meeting with the Audit Committee Charter attached thereto as Schedule “A”, may be found on SEDAR at www.sedar.com. In addition, the Company’s Annual Information Form dated April 3, 2008 and filed on SEDAR on April 7, 2008 contains the disclosure required by NI 52-110 in section 16.1 thereof and also has attached a copy of the Audit Committee Charter as Schedule “A” thereto. It can also be found on SEDAR at www.sedar.com.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005 and amended March 17, 2008. Copies of the Company’s public disclosure documents, including Management Information Circulars which contain disclosure on the Company’s corporate governance practices, may be found on SEDAR at www.sedar.com. Management of the Company believes that the disclosure made in this Information Circular and in its public disclosure documents is fully compliant with current corporate governance requirements. Additional information is available on the Company’s website, www.edrsilver.com.

The Board of Directors

The Board consists of six directors, of which four directors (Mario D. Szotlender, Leonard Harris, Geoff Handley and Rex McLennan) are currently “independent” in the context of the Policy. Bradford J. Cooke and Godfrey J. Walton and are not independent because they are, respectively, Chairman of the Board and CEO of the Company and President and Chief Operating Officer of the Company.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Radius Gold Inc.
Canarc Resource Corp.
Mario Szotlender	Magellan Minerals Ltd.
Radius Gold Inc.
Focus Ventures Ltd.
Leonard Harris	Alamos Gold Inc.
Cardero Resource Corp.
Solitario Resources Corp
Sulliden Exploration Inc.
Canarc Resource Corp.
IMA Exploration Inc.
Indico Technologies Ltd.
Golden Arrow Resources Corporation
Aztec Metals Corp.
Geoff Handley	Eldorado Gold Ltd.

Director	Other Reporting Issuers
Pan Australian Resources Limited
Boart Longyear Limited
Oryx Mining and Exploration Ltd.
Rex J. McLennan	Zincore Metals Inc.
Tournigan Gold Corporation
Godfrey Walton	Ethos Capital Corp.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Bradford J. Cooke is the Chair of the board of directors of the Company.

Since January 1, 2007, the Company has held four board meetings. Director Mario Szotlender missed one board meeting and otherwise, all of the directors attended each of the meetings, either in person or by telephone conference call, during the time in which they were directors of the Company.

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associates with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee and Nominating Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President and COO and the Chairman and CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Compensation Committee has approved a written position description for the Chairman, but has not yet completed written position descriptions for the chairman of any Board committees, the CEO or the COO. The Committee is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if further written position descriptions appear to be justified, they will be prepared.

Nominating Committee and Orientation and Continuing Education

The Company’s director nomination program and general education programs are overseen by the Nominating Committee which was established, along with the adoption of its Charter, on October 31, 2006. The Nominating Committee is made up of the following individuals, all of whom are ‘independent’ as defined by National Instrument 52-110 Audit Committees:

  Geoffrey Handley
  Leonard Harris
  Mario Szotlender

The Nomination Committee is guided by the Nominating Committee Charter, some of the primary Committee responsibilities and duties which are as follows:

  Establish criteria for the selection of new directors to serve on the Board of Directors;
  Identify individuals believed to be qualified as candidates to serve on the Board of Directors ;
  Monitor the orientation and continuing education program for directors;
  Review the Board of Director’s committee structure and recommend to the Board of Directors to serve on the committees of the Board;
  Recommend members of the Board of Directors to serve as the Chair of the committees of the Board of Directors;
  Oversee and approve the management continuity planning process;
  Develop, with the Board clear position descriptions for the CEO and the President; and
  Develop and recommend to the Board of Directors for its approval an annual self- evaluation process of the Board of Directors and its committees.

The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Nominating Committee, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Nominating Committee will evaluate these positions, and if changes appear to be justified, additional policies or changes will be developed and followed.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics, which was adopted October 31, 2006. A full copy of the Code is available for viewing on SEDAR.

Compensation

Details of the Company’s Compensation Committee and its Charter are set out earlier in this document under the heading “Report on Executive Compensation”.

Other Board Committees

At present, the Board has established an Audit Committee, Nominating Committee and a Compensation Committee (all as discussed elsewhere herein). The Board of Directors is of the view that the decision to not set up various additional committees such as a separate Human Resources, or Governance Committee is appropriate having regard to cost and time issues and the size of the Company.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of May 2, 2008.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
ENDEAVOUR SILVER CORP.

“Bradford J. Cooke”
Bradford J. Cooke, Chairman